EXHIBIT  5

Chunghwa Telecom holds a non-deal roadshow in Europe

Date of events: 2012/10/02

Contents:

1.Date of the investor conference:2012/10/07~2012/10/12

2.Time of the investor conference:9:00AM

3.Location of the investor conference: Abu Dhabi, London, Edinburgh, Frankfurt, Paris

4.Brief information disclosed in the investor conference: The meeting arrangement will be helped by CLSA.

5.The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/.

6.Will the presentation be released in the Company’s website: Please refer to http://www.cht.com.tw/ir

7.Any other matters that need to be specified: None